SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13E-3
(Rule 13e-3)
RULE 13e-3 TRANSACTION STATEMENT UNDER
SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
E Energy Adams, LLC
(Name of Issuer)
E Energy Adams, LLC
(Name of Person(s) Filing Statement)
LLC Membership Units
(Title of Class of Securities)
Not Applicable
(CUSIP Number of Class of Securities)
Valerie D. Bandstra
Brown, Winick, Graves, Gross, Baskerville and Schoenebaum, PLC
666 Grand Avenue, Suite 2000
Des Moines, Iowa 50309
(515) 242-2400
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Persons Filing Statement)
This statement is filed in connection with (check appropriate box):
a.	☑ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐ The filing of a registration statement under the Securities Act of 1933.

c.	☐ A tender offer.

d.	☐ None of the above.
     Check the following box if the solicitation materials or information statement referred to in checking box (a) are preliminary copies. ☑
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$12,331,677.24	$484.63

*	For purposes of calculating the fee only, this amount is based on 1,426 units (the number of common equity units of the Issuer to be converted into Class B or Class C Units in the proposed Reclassification) multiplied by $8,647.74, the book value per unit of common equity computed as of March 31, 2008.

**	Determined by multiplying $12,331,677.24 by .00003930.
☐	Check Box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	Filing Party:

Form or Registration No.:	Date Filed:
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

INTRODUCTION
          This Rule 13E-3 Transaction Statement on Schedule 13E-3 is being filed by E Energy Adams, LLC, a Nebraska limited liability company, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13E-3 thereunder. We are proposing that our unit holders approve a proposed Amended and Restated Operating Agreement that will result in a reclassification of our units into newly authorized Class A, Class B and Class C Units. If the transaction is completed, the units of our unit holders of record who hold 5 or more of our common equity units will be renamed as Class A Units. Our unit holders of record who hold 3 or 4 Units will receive one Class B Unit for each common equity unit held by such unit holders immediately prior to the effective time of the reclassification. Our unit holders of record who hold 2 or fewer units will receive one Class C Unit for each common equity unit held by such unit holders immediately prior to the effective time of the reclassification. The effect of the reclassification will be to reduce the record number of unit holders of our common equity units to less than 300, which will allow us to suspend our reporting obligations.
          This Schedule 13E-3 is being filed with the Securities and Exchange Commission concurrently with a preliminary proxy statement filed by the Company pursuant to Regulation 14A under the Exchange Act, pursuant to which the unit holders of our common equity units will be given notice of the special meeting at which they will be asked to approve the proposed Amended and Restated Operating Agreement, and to transact any other business properly brought before the special meeting.
          The information contained in the proxy statement is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the proxy statement. As of the date hereof, the proxy statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 will be amended to reflect such completion or amendment of the proxy statement.
          All parenthetical references under the various Items contained in this Schedule 13E-3 are references to the corresponding Items contained in Regulation M-A under the Exchange Act.

TRANSACTION STATEMENT
ITEM 1. Summary Term Sheet.
(Reg. M-A 1001)
          The information set forth in the proxy statement under the captions “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION TRANSACTION” and “SPECIAL FACTORS — Overview of the Reclassification Transaction” is hereby incorporated herein by reference.
ITEM 2. Subject Company Information.
(Reg. M-A 1002)
(a)	The information set forth in the proxy statement under the caption “SUMMARY TERM SHEET — E Energy Adams, LLC” is hereby incorporated herein by reference.

(b)	The information set forth in the proxy statement under the caption “SPECIAL FACTORS — Background of the Reclassification Transaction” is hereby incorporated herein by reference.

(c)	The information set forth in the proxy statement under the caption “MARKET PRICE OF E ENERGY ADAMS, LLC UNITS AND DISTRIBUTION INFORMATION — Comparative Market Price Data” is hereby incorporated herein by reference.

(d)	The information set forth in the proxy statement under the caption “MARKET PRICE OF E ENERGY ADAMS, LLC UNITS AND DISTRIBUTION INFORMATION — Distributions” is hereby incorporated herein by reference.

(e)	Not applicable.

(f)	The information set forth in the proxy statement under the caption “UNIT PURCHASE INFORMATION — Prior Purchase of Membership Units” is hereby incorporated herein by reference.
ITEM 3. Identity and Background of Filing Person.
(Reg. M-A 1003(a) through (c))
(a) — (b)	The information set forth in the proxy statement under the caption “SUMMARY TERM SHEET — E Energy Adams, LLC” is hereby incorporated herein by reference.

(c)	During the last five years E Energy Adams, LLC has not been convicted in a criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.
      Directors and Executive Officers of E Energy Adams, LLC.
          Set forth in the table below are the (i) name, (ii) business address, (iii) current principal occupation or employment, and the name, principal business and address of any corporation or other organization in which the employment or occupation is conducted, and (iv) material occupations, positions, offices or employment during the past five years, and the name, principal business and address of any corporation or other organization in which the occupation, position, office or employment was carried on, of each of our directors and executive officers. Each person identified below is a United States citizen. Unless otherwise noted, (a) all directors have been employed in the principal occupations noted below for the past five years or more, and (b) the principal business address of each person identified below is 13238 East Aspen Road, Adams, Nebraska 68301.

Name	Current Principal Occupation or Employment and Material Positions Held During the Past Five Years.
Dennis L. Boesiger	Mr. Boesiger has served as a director on our board since its inception. Mr. Boesiger has also served as our Secretary since inception. For the past five years, Mr. Boesiger has served as Secretary/Treasurer/Part Owner of Midwest Livestock Systems, Inc., a large agricultural construction and equipment distribution company, building and equipping livestock and poultry production facilities. He currently serves on the Nebraska State Chamber of Commerce and Industry Executive Board, Nebraska Diplomats and the Gage County Economic Development Board.

Kenneth S. Brinkman	Mr. Brinkman has served as a director on our board since its inception. For the past five years, Mr. Brinkman has served as the Dealer Principal of Brinkman Brothers, Inc., a family owned business. He has also owned and managed 800 acres of farm ground.

Ron L. Miller	Mr. Miller has served as a director on our board since its inception. For the past five years, Mr. Miller has owned and operated Miller Sales, a retail farm machinery business and a commercial trucking company. Mr. Miller is an emergency medical technician for the volunteer rescue squad and is Fire Chief of the Clatonia Fire Department.

Steven L. Dean	Mr. Dean has served as a director on our board since its inception. For the past five years, Mr. Dean has owned and operated 4,500 acres of corn and soybean farm land as well as a 150-200 head cow/calf operation. He has also been a sales representative for Pioneer Hi-Bred International.

David Lukens	Mr. Lukens has served as a director on our board since February 1, 2008. Since 1991, he has served as Senior Vice President of Lockton Companies, LLC. Mr. Lukens’ duties include oversight over the production and retention of large commercial insurance accounts.

Tom Roode	Mr. Roode has served as A Director since August 12, 2005. Up until 2004, Mr. Roode served as president of Roode Packing Co. since 1990. In 2004 he sold the Fairbury Brand Trademark, formulas and recipes for meat products made at Roode Packing Co. Mr. Roode is currently owner of Roode Feedlot, Inc., a 15,000-head capacity commercial feed yard.

Duane H. Wollenburg	Mr. Wollenburg has served as a director on our board since its inception. Mr. Wollenburg is currently serving as our interim President. For the past five years, Mr. Wollenburg has owned and operated Swan City Farms, Inc., an operation in Southeast Nebraska comprised of 50% irrigated and 50% dryland crops. He is an agent for Western United Mutual Insurance for whom he sells and writes property liability insurance policies. He is also a sales representative for Golden Harvest Seeds.

William L. Reichers	Mr. Reichers has served as a director on our board since its inception. For the past five years, Mr. Riechers has served as project coordinator and consultant for a company he owns, Value Add Ventures, LLC. As a project coordinator and consultant, he coordinates the project financing associated with the construction of ethanol plants. The following are the ethanol projects for which Mr. Riechers served as a project coordinator: Big River Resources, LLC; Golden Grain Energy, LLC; Amaizing Energy, LLC; Western Wisconsin Renewable Energy; Glacial Lakes Energy, LLC; United Wisconsin Grain Producers, LLC; Granite Falls Energy, LLC; and Siouxland Ethanol, LLC.

Name	Current Principal Occupation or Employment and Material Positions Held During the Past Five Years.
Scott Brittenham	Mr. Brittenham has served as a director on our board since February 1, 2008. Mr. Brittenham was appointed to serve on the board by Ethanol Capital Partners, Series G.

Lawrence Peck	Mr. Peck has served as a director on our board since February 1, 2008. Mr. Peck was appointed to serve on the board by Western Ag Holdings, LLC.

Gerald D. Johnson	Mr. Johnson began serving on our board in August 2008. Until 2004, Mr. Johnson served as the Chief Executive Officer and President of the United Farmers Cooperative in Shelby, Nebraska. The United Farmers Cooperative is a farmer supply cooperative which employs approximately 230 people and provides grain, feed, fertilizer, petroleum and related products and services to area farmers. Mr. Johnson retired from United Farmers Cooperative in 2004.
          To our knowledge, none of our directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
ITEM 4. Terms of the Transaction.
(Reg. M-A 1004(a) and (c) through (f))
(a)	The information set forth in the proxy statement under the captions “QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION TRANSACTION,” “SPECIAL FACTORS — Overview of the Reclassification Transaction,” SPECIAL FACTORS — Background of the Reclassification Transaction,” “SPECIAL FACTORS — Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation,” “SPECIAL FACTORS — Purpose and Structure of the Reclassification Transaction,” “SPECIAL FACTORS — Effects of the Reclassification Transaction on E Energy; Plans or Proposals after the Reclassification Transaction,” “SPECIAL FACTORS — Effects of the Reclassification Transaction on Unit Holders of E Energy,” “SPECIAL FACTORS — Material Federal Income Tax Consequences of the Reclassification Transaction,” “THE AMENDED AND RESTATED OPERATING AGREEMENT — The Reclassification,” “THE AMENDED AND RESTATED OPERATING AGREEMENT — Description of Proposed Other Changes in the Amended and Restated Operating Agreement,” “DESCRIPTION OF UNITS — Terms of the Class A Units to be Received in the Reclassification Transaction,” “DESCRIPTION OF UNITS — Terms of the Class B Units to be Received in the Reclassification Transaction,” and “DESCRIPTION OF UNITS — Terms of the Class C Units to be Received in the Reclassification Transaction” is hereby incorporated herein by reference.

(c)	The information set forth in the proxy statement under the captions “QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION TRANSACTION,” “SPECIAL FACTORS — Overview of the Reclassification Transaction,” “SPECIAL FACTORS — Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation,” “SPECIAL FACTORS — Effects of the Reclassification Transaction on Unit Holders of E Energy; Plans or Proposals after the Reclassification Transaction,” and “DESCRIPTION OF UNITS” is hereby incorporated herein by reference.

(d)	The information set forth in the proxy statement under the caption “SPECIAL FACTORS — Appraisal and Dissenters’ Rights” is hereby incorporated herein by reference.

(e)	The information set forth in the proxy statement under the caption “SPECIAL FACTORS — Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation” is hereby incorporated herein by reference.

(f)	Not applicable.

ITEM 5. Past Contacts, Transactions, Negotiations and Agreements.
(Reg. M-A 1005(a) through (c) and (e))
(a)	The information set forth in the proxy statement under the caption “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS — Certain Relationships and Related Transactions,” is hereby incorporated herein by reference.

(b)	Not applicable.

(c)	Not applicable.

(e)	Not applicable.
ITEM 6. Purposes of the Transaction and Plans or Proposals.
(Reg. M-A 1006(b) and (c)(1) through (8))
(b)	The information set forth in the proxy statement under the caption “SPECIAL FACTORS — Effects of the Reclassification on E Energy Adams; Plans or Proposals after the Reclassification Transaction” is hereby incorporated herein by reference.

(c)	The information set forth in the proxy statement under the captions “SPECIAL FACTORS — Background of the Reclassification Transaction,” “SPECIAL FACTORS — Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation,” “SPECIAL FACTORS — Effects of the Reclassification on E Energy; Plans or Proposals after the Reclassification Transaction,” and “SPECIAL FACTORS — Effects of the Reclassification Transaction on Unit Holders of E Energy” is hereby incorporated herein by reference.
ITEM 7. Purposes, Alternatives, Reasons and Effects.
(Reg. M-A 1013)
(a)	The information set forth in the proxy statement under the captions “QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION TRANSACTION,” “SPECIAL FACTORS — Background of the Reclassification Transaction,” “SPECIAL FACTORS — Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation” and “SPECIAL FACTORS — Purpose and Structure of the Reclassification Transaction” is hereby incorporated herein by reference.

(b)	The information set forth in the proxy statement under the captions “SPECIAL FACTORS — Background of the Reclassification Transaction,” “SPECIAL FACTORS — Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation” and “SPECIAL FACTORS — Purpose and Structure of the Reclassification Transaction” is hereby incorporated herein by reference.

(c)	The information set forth in the proxy statement under the captions “QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION TRANSACTION,” “SPECIAL FACTORS — Background of the Reclassification Transaction,” “SPECIAL FACTORS — Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation” and “SPECIAL FACTORS — Purpose and Structure of the Reclassification Transaction” is hereby incorporated herein by reference.

(d)	The information set forth in the proxy statement under the captions “QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION TRANSACTION,” “SPECIAL FACTORS — Effects of the Reclassification Transaction on E Energy Adams; Plans or Proposals after the Reclassification Transaction,” “SPECIAL FACTORS — Effects of the Reclassification Transaction on Unit Holders of E Energy Adams” and “SPECIAL FACTORS — Material Federal Income Tax Consequences of the Reclassification Transaction” is hereby incorporated herein by reference.

ITEM 8. Fairness of the Transaction.
(Reg. M-A 1014)
(a)	The information set forth in the proxy statement under the captions “SPECIAL FACTORS — Background of the Reclassification Transaction” and “SPECIAL FACTORS — Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation” is hereby incorporated herein by reference.

(b)	The information set forth in the proxy statement under the captions “SPECIAL FACTORS — Background of the Reclassification Transaction” and “SPECIAL FACTORS — Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation” is hereby incorporated herein by reference.

(c)	The information set forth in the proxy statement under the captions “SPECIAL FACTORS — Background of the Reclassification Transaction” and “SPECIAL FACTORS — Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation” is hereby incorporated herein by reference.

(d)	The information set forth in the proxy statement under the captions “SPECIAL FACTORS — Background of the Reclassification Transaction” and “SPECIAL FACTORS — Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation” is hereby incorporated herein by reference.

(e)	The information set forth in the proxy statement under the captions “SPECIAL FACTORS — Background of the Reclassification Transaction,” “SPECIAL FACTORS — Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation,” and “ABOUT THE SPECIAL MEETING” is hereby incorporated herein by reference.

(f)	The information set forth in the proxy statement under the captions “SPECIAL FACTORS — Background of the Reclassification Transaction” and “SPECIAL FACTORS — Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation” is hereby incorporated herein by reference.
ITEM 9. Reports, Opinions, Appraisals and Negotiations.
(Reg. M-A 1015)
(a)	The information set forth in the proxy statement under the captions “QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION TRANSACTION,” “SPECIAL FACTORS — Background of the Reclassification Transaction,” “SPECIAL FACTORS — Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation” “OTHER MATTERS — Reports, Opinions, Appraisals and Negotiations” is hereby incorporated herein by reference.

(b)	Not applicable.

(c)	Not applicable.
ITEM 10. Source and Amounts of Funds or Other Consideration.
(Reg. M-A 1007)
(a)	The information set forth in the proxy statement under the captions “QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION TRANSACTION,” “SPECIAL FACTORS — Financing of the Reclassification Transaction,” “SPECIAL FACTORS — Fees and Expenses” is hereby incorporated herein by reference.

(b)	Not applicable.

(c)	The information set forth in the proxy statement under the caption “SPECIAL FACTORS — Fees and Expenses” is hereby incorporated herein by reference.

(d)	Not applicable.

ITEM 11. Interest in Securities of the Subject Company.
(Reg. M-A 1008)
(a)	The information set forth in the proxy statement under the captions “SPECIAL FACTORS — Interests of Certain Persons in the Reclassification Transaction” and “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” is hereby incorporated herein by reference.

(b)	The information set forth in the proxy statement under the caption “UNIT PURCHASE INFORMATION — Recent Transactions” is hereby incorporated herein by reference.
ITEM 12. The Solicitation or Recommendation.
(Reg. M-A 1012(d) and (e))
(d)	The information set forth in the proxy statement under the captions “ABOUT THE SPECIAL MEETING — Quorum; Vote Required for Approval,” “QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION TRANSACTION,” “SPECIAL FACTORS — Background of the Reclassification Transaction” and “SPECIAL FACTORS — Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation” is hereby incorporated herein by reference.

(e)	The information set forth in the proxy statement under the captions “SPECIAL FACTORS — Background of the Reclassification” and “SPECIAL FACTORS — Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation” is hereby incorporated herein by reference.
ITEM 13. Financial Statements.
(Reg. M-A 1010(a) and (b))
(a)	The information set forth in the proxy statement under the caption “FINANCIAL INFORMATION — Selected Historical Financial Data” is hereby incorporated herein by reference. In addition, the following documents are incorporated by reference herein:
•	Our Annual Report on Form 10-KSB for fiscal years ended September 30, 2006 and September 30, 2007, including audited financial information;

•	Our Quarterly Report on Form 10-Q for fiscal quarter ended March 31, 2008, including unaudited financial information.
(b)	The information set forth in the proxy statement under the caption “FINANCIAL INFORMATION — Selected Historical Financial Data” and “FINANCIAL INFORMATION — Pro Forma Information” is hereby incorporated herein by reference.
ITEM 14. Persons/Assets, Retained, Employed, Compensated or Used.
(Reg. M-A 1009)
(a)	The information set forth in the proxy statement under the captions “ABOUT THE SPECIAL MEETING — Proposals to be Considered at the Special Meeting,” “ABOUT THE SPECIAL MEETING — Solicitation of Proxies; Expenses of Solicitation” and “OTHER MATTERS — Persons Making the Solicitation” is hereby incorporated herein by reference.

(b)	The information set forth in the proxy statement under the captions “ABOUT THE SPECIAL MEETING — Proposals to be Considered at the Special Meeting,” “ABOUT THE SPECIAL MEETING — Solicitation of Proxies; Expenses of Solicitation” and “OTHER MATTERS — Persons Making the Solicitation” is hereby incorporated herein by reference.

ITEM 15. Additional Information.
(Reg. M-A 1011(b))
(b)	The information set forth in the proxy statement, including all appendices attached thereto, is hereby incorporated herein by reference.
ITEM 16. Material to be Filed as Exhibits.
(Reg. M-A 1016(a) through (d), (f) and (g))
(a)	Preliminary Proxy Statement, together with all appendices and proxy card.*

(b)	Not applicable.

(c)	Not applicable.

(d)	Proposed Amended and Restated Operating Agreement. **

(f)	Not applicable.

(g)	Not applicable.

*	Incorporated by reference to the Company’s Schedule 14A, filed with the SEC on .

**	Incorporated by reference to Appendix A of Exhibit (a).

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

E ENERGY ADAMS, LLC
Date: August 12, 2008	/s/ Carl D. Sitzmann
Carl D. Sitzmann
Chief Executive Officer